EXHIBIT 99.1

Caledonia Mining Corporation Plc Appointment of July Ndlovu as Independent Non-Executive Director

ST HELIER, Jersey, Nov. 05, 2025 (GLOBE NEWSWIRE) -- (NYSE AMERICAN, AIM and VFEX: CMCL) - Caledonia Mining Corporation Plc ("Caledonia" or "the Company") is pleased to announce the appointment of Mr July Ndlovu to the board of directors of the Company (“the Board”) as an independent non-executive director.

July Ndlovu is a highly accomplished executive with more than 28 years of leadership experience in the mining sector across Southern Africa. He most recently held the role of Chief Executive Officer of Thungela Resources Limited, a pure-play producer and exporter of thermal coal in South Africa.

Throughout his career, July has demonstrated outstanding capabilities in strategic leadership, operational excellence, team development and corporate governance. As Chief Executive Officer of Thungela Resources Limited, he led the business through significant growth and transformation to become a leading force in the energy landscape. Previously, as Executive Head of Process and Director at Anglo American Platinum Limited, he managed operations responsible for a substantial share of the world’s platinum group metals. Prior to this he held senior leadership roles across several major mining companies. His career is characterised by success in strategy, large scale project development, and team building on the one hand with a focus on safety, sustainability, and stakeholder engagement on the other.

July currently serves as an independent non-executive director at AECI Limited, a mining and chemicals group based in South Africa that operates in 20 countries around the world, where he chairs the Remuneration & Human Capital Committee and is a member of the Investment, Innovation & Technology Committee. He has also previously chaired the boards of Unki Mine (Private) Limited and Anglo American Zimbabwe.

July holds a Master’s degree in Business Leadership from the University of South Africa and a BSc in Metallurgical Engineering from the University of Zimbabwe.

John Kelly, Chairman of Caledonia, commented:

"We are very pleased to welcome July to the Board as an independent non-executive director. His extensive and broad-based experience in scaling and transforming businesses in the mining sector brings valuable perspective as we execute our next stage of growth. July’s commitment to responsible leadership, health and safety, and stakeholder engagement aligns well with our Board’s priorities.

“July is one of the most highly regarded business executives in Zimbabwe and South Africa. We are fortunate to be able to add him to our team and look forward to benefiting from his insights."

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Current and Previous Directorships of Mr Ndlovu and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Mr Ndlovu has been a director or partner at any time in the previous five years are set out below.

Company	Status
AECI Limited	Current
Sungela Proprietary Limited	Current
Sungela Holdings Proprietary Limited	Current
Thungela Resources Australia Proprietary Limited	Current
Fremiro Investments (Private) Limited	Current
South Africa Coal Operations (Proprietary) Limited	Former
Anglo American Inyosi Coal (Proprietary) Ltd	Former
FutureCoal Limited	Former
Thungela Resources Limited	Former
Thungela Operations (Pty) Limited	Former

Mr Ndlovu’s full name is July Ndlovu.  He is 60 years old.

Mr Ndlovu is a 36% shareholder in Fremiro Investments (Private) Limited which holds 567,266 shares in the Company.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.